香港交易及結算所有限公司及香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不對因本文件全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

於其他市場發佈的公告

本公告乃根據《香港聯合交易所有限公司證券上市規則》第13.09(2)條而作出。

茲載列中國南方航空股份有限公司在上海證券交易所網站刊登的《中國南方航空股份有限公司董事會決議公告》，僅供參閱。

承董事會命
中國南方航空股份有限公司
聯席公司秘書
謝兵及劉巍

中華人民共和國，廣州
二零一二年十二月二十八日

於本公告日期，本公司的董事包括非執行董事司獻民、王全華及袁新安、執行董事譚萬庚、張子芳和徐杰波以及獨立非執行董事貢華章、魏錦才、寧向東及劉長樂。

中国南方航空股份有限公司
董事会决议公告

本公司董事会及全体董事保证本公告内容不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。

根据中国南方航空股份有限公司（“南航”、“公司”）章程第一百七十六条规定，南航董事会以董事签字同意方式，于 2012 年 12 月 28 日通过以下议案：

审议通过《中国南方航空股份有限公司关于广东证监局现场检查结果的整改方案》。

应参与审议董事 10 人，实际参加审议董事 10 人。经董事审议，一致同意上述议案。有关议案的审议方式和程序符合《公司法》、《证券法》和公司章程的规定。

特此公告。

中国南方航空股份有限公司董事会

2012 年 12 月 28 日